Exhibit 17.1

T Stamp Inc.

3017 Bolling Way NE, Floors 1 and 2,

Atlanta, Georgia 30305

Subject: Resignation from Board of Directors of T Stamp, Inc.

Dear Board of Directors,

Effective as of January 20, 2022, I hereby resign from my positions as a member of the Board of Directors of T Stamp Inc. (the “Company”) and as Chairman of the Board of Directors of the Company.

My resignation is not a result of any disagreement with the Company or any of its subsidiaries. The purpose of my resignation is so that, upon my resignation, the majority of the Company’s Board of Directors will be comprised of “independent directors” as required under Nasdaq Listing Rules applicable to the Company.

I wish the Company the best in the future as it works to achieve its goals.

Sincerely,

/s/ David Story

David Story